DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
6/13/07

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership, Phillip Goldstein and
Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP 					a[X]
									b[ ]
3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7. SOLE VOTING POWER
4,754,925

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
4,754,925

10. SHARED DISPOSITIVE POWER
      0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
4,754,925

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
9.26%

14. TYPE OF REPORTING PERSON
IA

The following constitutes amendment # 1 to the schedule 13d filed by the reporting persons on 5/1/2007. This amendment # 1 amends the schedule 13d as specifically set forth.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
On June 12, 2007 the reporting persons advised the issuer they intend to nominate 4 persons for election as trustees (see exhibit 1).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a) -b) As per the N-CSR filed on 2/2/2007 there were 51,332,555 shares of MGF outstanding as of 11/30/06. The percentage set forth in item 5 was derived using such number. BIGP, Phillip Goldstein, Andrew Dakos and accounts managed by the reporting persons beneficially own an aggregate of 4,754,925 shares of MGF or 9.26% of the outstanding shares.

Power to dispose and vote securities lie solely with Phillip
Goldstein and Andrew Dakos.

c) During the past 60 days the following shares of MGF were purchased (there were no sales) unless previously reported:

Date		# of shares		Price
6/11/2007	12400		$6.5500
6/11/2007	2000		$6.5500
6/11/2007	2000		$6.5500
6/8/2007	20000		$6.5733
6/8/2007	2000		$6.5733
6/8/2007	5000		$6.5733
6/8/2007	3000		$6.5733
6/7/2007	4900		$6.5800
6/6/2007	15000		$6.6600
6/1/2007	47500		$6.6700
5/22/2007	7900		$6.7000
5/21/2007	7500		$6.6997


d) Beneficial Owners of the accounts managed by the reporting persons are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Advance Notice to Issuer

Dated: 6/13/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos

Exhibit 1.  Advance Notice to Issuer

Bulldog Investors General Partnership, Park 80 West, Plaza Two,
Saddle Brook, NJ 07663
Phone (914) 747-5262//Fax (201) 556-0097
//pgoldstein@bulldoginvestors.com




June 12, 2007


Susan S. Newton
Assistant Secretary and Assistant Clerk
MFS Government Markets Income Trust
500 Boylston Street
Boston, MA 02116

Dear Ms. Newton:

As you know, Bulldog Investors General Partnership owns approximately 9% of the shares of MFS Government Markets Income Trust (the "Trust"). Please be advised that at the 2007 annual shareholder meeting of the Trust we intend to nominate the following four persons for election as trustees: Andrew Dakos, Gerald Hellerman, Rajeev Das and me.

Please advise us if you would like any additional information.

Thank you.

Very truly yours,

Phillip Goldstein
President
Kimball & Winthrop, Inc.
Managing General Partner